UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 38 )*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,276,999
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,276,999
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________________

1 The percentages reported in this Schedule 13D/A are based upon 32,278,582 shares of common stock outstanding as of February 19, 2020 (according to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 26, 2020).

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter

(b)	11411 Park Road, Anchorage, KY 40223

(c)	Mr. Schnatter is the founder and was, until April 30, 2019, a director of the Issuer.

(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 37.

Item 4. Purpose of Transaction

This filing is being made to update Mr. Schnatter’s holdings and ownership percentages previously disclosed on Amendment No. 37. On March 24, 2020, Mr. Schnatter’s holdings of Common Stock of the Issuer fell below five percent (5%) of the total issued and outstanding shares of such Common Stock. As a result, Mr. Schnatter’s obligation to file reports on Schedule 13D under the Securities and Exchange Act of 1934, as amended, has terminated, subject to any future reporting obligations that may arise.

Item 5. Interest in Securities of the Issuer

(a)	1,276,999 (3.96%)

(b)	Sole voting power: 1,276,999
Shared voting power: 0 Sole dispositive power: 1,276,999 Shared dispositive power: 0

(c)

During the sixty days prior to this filing, and while still owning more than five percent (5%) of the shares of the Issuer’s outstanding Common Stock, Mr. Schnatter has disposed of shares of Common Stock as set forth in the summary table below and as previously disclosed on Amendment No. 37:

Date of Transaction	Transaction Type	Number of Shares Sold	Price per Share ($)
3/20/2020	Sale	60,539	51.20
3/23/2020	Sale	239,431	54.69
3/24/2020	Sale	50,000	51.76

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

March 30, 2020
Insert Date